99.1

MindWalk Announces Share Repurchase Program

AUSTIN, Texas – MindWalk Holdings Corp. (“MindWalk” or the “Company”) (NASDAQ: “HYFT”), a bio-native AI company , today announced that to underscore its confidence in MindWalk's future development and growth prospects, its Board of Directors (the “Board”) has authorized a share repurchase program under which MindWalk may repurchase up to 2.3 million common shares of the Company, no par value (the “Common Shares”) over the twelve-month period commencing on October 15th, 2025, and ending no later than October 15th, 2026 (the “Program”). This represents approximately 5% of the 46,154,188 Common Shares currently issued and outstanding.

CEO Jennifer Bath stated, “With our balance sheet significantly strengthened and our business moving toward stronger financial health, we believe it is appropriate to add a share repurchase program to our long-term capital allocation toolkit. There have been periods where the market price of our stock has disconnected materially from what we believe to be its intrinsic value. This authorization gives us the flexibility to repurchase shares when it is the most effective use of capital and in shareholders’ best interests.”

The Company's share repurchases, if any, under the share repurchase program may be made from time to time on the open market at prevailing market prices, in open-market transactions and/or through other legally permissible means, depending on market conditions and in accordance with the applicable rules and regulations.

The purchase price of any Common Shares will be determined in accordance with applicable U.S. securities laws and the value of the consideration offered per Common Share will not exceed the market price of the Common Shares calculated pursuant to applicable Canadian securities regulation.

The volume, timing, and manner of any repurchases will be determined at the Company’s discretion. Any purchases will be subject to general market and business conditions, the Company’s management of capital, other investment opportunities, regulatory requirements and other factors.

The Program does not obligate the Company to repurchase any specific amount of Common Shares. The Company currently expects to fund the Program from existing cash and cash equivalents, short-term investments, future cash flows or and/or financing activities.

The Board will review the Program periodically and may authorize adjustments to its terms and size or suspend or discontinue the program at any time and without notice.

Any repurchased Common Shares may be classified and held in the name of the Company as treasury shares or Common Shares, which may be cancelled or used for other purposes.

About MindWalk

MindWalk is a Bio-Native AI company transforming drug discovery and development. Powered by patented HYFT® technology and the LensAI™ platform, MindWalk unifies sequence, structure, function, and literature into a single computational language and closes the loop with an integrated, full-stack wet lab. The platform supports rapid epitope mapping, de novo molecular design, in silico vaccine exploration, and population-scale biologics analytics that help turn insights into validated candidates at speed.

Investor Relations Contact

Louie Toma
Managing Director, CORE IR
investors@ipatherapeutics.com

Source: MindWalk Holdings Corp.

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. Forward-looking statements include, among others, statements about the Company’s share repurchase program (including its size, timing, manner, duration and potential effects), expected sources and uses of cash, capital allocation priorities, the Board’s and management’s intentions and discretion with respect to repurchases, and the Company’s business outlook and growth plans. Words such as “may,” “will,” “would,” “should,” “expects,” “plans,” “intends,” “anticipates,” “believes,” “estimates,” “targets,” “seeks,” “potential,” “continue,” and similar expressions are intended to identify forward-looking statements.

These statements are based on current expectations and assumptions and are subject to risks and uncertainties that could cause actual results to differ materially. Such risks and uncertainties include, among others: volatility in the Company’s share price and general market conditions; the availability of repurchases within applicable legal and regulatory frameworks (including Rule Regulation M, exchange rules, and blackout periods; the Company’s financial performance, cash flows, liquidity and capital needs; alternative uses of capital, including investments in growth, acquisitions, or debt reduction; limitations in broker capacity, average daily trading volume and execution price; foreign exchange fluctuations; tax, legal or accounting considerations; changes in laws, regulations, listing requirements or interpretations; and other risk factors described in the Company’s filings with the U.S. Securities and Exchange Commission and Canadian securities regulators, including the Company’s Annual Report on Form 20-F for the year ended April 30, 2025 and subsequent reports.

The share repurchase program is discretionary. It does not obligate the Company to repurchase any specific amount of Common Shares and may be modified, suspended, or discontinued at any time without notice. Forward-looking statements speak only as of the date of this release. The Company undertakes no obligation to update or revise any forward-looking statements, except as required by applicable law.